EXHIBIT 11
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           FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - DECEMBER 1, 2003
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                     BAYTEX ENERGY TRUST ANNOUNCES INCREASE
                           TO EXCHANGEABLE SHARE RATIO

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Baytex Energy Ltd. from 1.03015 to 1.04530. This increase will be effective on December 15, 2003.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Baytex Energy Trust Distribution:           November 28, 2003
Opening Exchange Ratio:                                    1.03015
Baytex Energy Trust Distribution per Unit:                 $0.15
Five-day Weighted Average Trading Price of BTE.UN
    (prior to the end of November):                        $10.20
Increase in Exchange Ratio (xx):                           0.01515
Effective Date of the Increase in Exchange Ratio:          December 15, 2003
Exchange Ratio as of Effective Date:                       1.04530

(xx) The increase in the Exchange Ratio is calculated by multiplying the Baytex Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of BTE.UN.

A holder of Baytex Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P OS2 (telephone: 403-233-2801).

Baytex Energy Trust is ranked amongst the top five conventional oil and gas income trusts by production in Canada. Baytex is focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray Chan, President & C.E.O.                    Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.     Telephone: (403) 267-0784

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca